FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of NOVEMBER, 2001
                                         ----------

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F    X      Form 40-F
                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes     No    X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Trimark Oil & Gas Ltd.
                                       ----------------------------------------
                                       (Registrant)

Date   November 7, 2001                By  /s/ "Nick DeMare"
       -----------------               ----------------------------------------
                                       Nick DeMare, Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.


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                         FORM 53-901F (formerly Form 27)

                             MATERIAL CHANGE REPORT

                      Section 85(1) of the Securities Act,
                 British Columbia (the "British Columbia Act")

        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")



1.   Reporting Issuer

     The full name of the Issuer is TRIMARK OIL & GAS LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #1305 - 1090 West Georgia Street
     Vancouver, British Columbia
     V6E 3V7
     Phone:  (604) 685-9316

2.   Date of Material Change

     November 6, 2001

3.   Press Release

     The press release was released on November 6, 2001 through various approved public media and filed with the Canadian Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.   Summary of Material Change(s)

     The Issuer has participated in the formation of a company, 20% owned by the Issuer and 80% owned by Hilton Petroleum Ltd., called Hilton Technology Ltd. Hilton Technology Ltd. was formed to pursue the application to the oil and gas industry of certain products developed by Eyekon Technologies Inc. ("EYEKON"), a private Canadian company.

5.   Full Description of Material Change

     EYEKON has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. Although the technology has applications within many vertical markets, EYEKON, through one of its subsidiary companies, has been successfully utilizing it to great advantage in the Oil and Gas industries with clients such as SUNCOR, SYNCRUDE and SHELL.



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                                      - 2 -


     Several applications for the technology inside the Oil and Gas industry have been identified, specifically reservoir engineering and modeling, production optimization, directional drilling, and many offshore applications. In addition, there are many applications outside of the oil industry that the Issuer will be working with EYEKON to develop.

     The first product to be developed entails the use of EYEKON's unique technology for use within a biological, chemical or nuclear attack simulation and response software package. Using real-time weather conditions, the system allows the user to simulate attacks within neighborhoods and/or national regions while visualizing fallout patterns and variable danger zones. Based on the simulation results, the system will also educate the user on evacuation routes and precautionary measures if exposure is, or may become a concern. The program will also have the added benefit of an early warning alert system which will give users immediate awareness should one of these events occur.

     The program has also been developed as an educational tool which includes detailed information on more than 150 bio-chemical and germ warfare agents, including histories, precautionary measures, antidotes, and medical references. This consumer program will retail for approximately US $99 and will be regularly updated as new libraries are developed.

     PepperCom Inc. ("PepperCom"), a New York and San Francisco-based public relations firm, has been retained to assist in the consumer launch of the product. PepperCom, is ranked as the #2 mid-sized agency in the country. It is a full-service PR agency for Global 1000 companies and emerging technologies, and is known as a pioneer in positioning and partnerships.

     The product will be expanded and enhanced to develop a second product for market to include corporate applications allowing simulations in real time to assist in optimizing current emergency response protocol. This comprehensive product will have the unique ability to visualize 3D simulations of the movement of people and vehicles in an emergency scenario therefore having the ability to identify deficiencies in emergency response plans. Optimization of these plans, via EYEKON's imbedded artificial intelligence, will eliminate these deficiencies and guide the user through safer alternatives. The market for this product includes office buildings, manufacturing facilities, institutions, amusement parks and municipalities. Eyekon will receive a 10% royalty on the price that the Company receives for these products. Product launch is expected to commence in December 2001. Current plans for expansion of the product line include applications in other countries.




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                                      - 3 -

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

     Not Applicable

7.   Omitted Information

     Not Applicable

8.   Director

     The following director of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     Nick DeMare,
     Director
     Phone:  (604) 685-9316

9.   Statement of Director

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 7th day of November, 2001.




                                                   /signed/Nick DeMare
                                                   -----------------------------
                                                   Nick DeMare, Director



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